UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                   FORM 10-KSB

                       FOR PERIOD ENDED: DECEMBER 31, 2003

          Pursuant to Section 13 or 15(d) of the Securities Act of 1934

                         Date of Report: March 30, 2004

                              INSTAPAY SYSTEMS INC.

        (Exact name of small business issuer as specified in its charter)

                           Commission File No. 0-17462

            UTAH                                           87-0404991
            ----                                           ----------
(State or other Jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                        Identification Number)

                 98 SHORELINE WAY HAMPTON, GA 30228 770-471-4944
          (Address and telephone number of principal executive offices)

                                    PART III
                                   NARRATIVE.

Instapay Systems, Inc. requests the additional 15-day extension in order to properly prepare and review the Form 10-KSB prior to filing. Our accountants require the minimum of time necessary to complete the filing.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person/(s) to contact in regard to this notification. Harry Hargens, President & CEO (770) 471-4944 R. B. Harris, Chairman/Director (909) 938-7917

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes ( X) No

                                   SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: March 29, 2004                         INSTAPAY SYSTEMS, INC.
                                             /s/ Harry Hargens
                                             President & CEO